

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 22, 2009

John H. Schnatter
Interim Chief Executive Officer
Papa John's International, Inc.
2002 Papa Johns Boulevard
Louisville, KY 40299-2367

Re: Papa John's International, Inc.
Form 10-K for the fiscal year ended December 28, 2008
Filed February 24, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2009
File No. 000-21660

Dear Mr. Schnatter:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

John H. Schnatter
Papa John's International, Inc.
December 22, 2009
Page 2

Definitive Proxy Statement on Schedule 14A

Short-Term Cash Incentive Compensation, page 22

1. We note that your Management Incentive Plan provides annual cash payouts to
    your named executive officers upon the achievement of pre-determined
    performance goals. In future filings, please confirm to us that you will disclose
    the pre-determined performance targets for each performance metric and provide
    quantitative disclosure regarding the targets actually reached. To the extent you
    believe that disclosure of the targets is not required because it would result in
    competitive harm such that the targets could be excluded under Instruction 4 to
    Item 402(b) of Regulation S-K, please provide us with a detailed explanation for
    such conclusion. Please also note that to the extent that you have an appropriate
    basis for omitting the specific targets, you must discuss how difficult it would be
    for the named executive officers or how likely it will be for you to achieve the
    undisclosed target levels or other factors. General statements regarding the level
    of difficulty, or ease, associated with achieving performance goals either
    corporately or individually are not sufficient.

                                   * * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Michelle Lacko at (202) 551-3240.

Regards,

Michelle V. Lacko
Attorney Advisor

cc: Amber Mcnew
        Fax: (312) 742-0105